UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May, 2014

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Porton Down Science Park, Salisbury

Wiltshire, SP4 0JQ

United Kingdom

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐            No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐            No  ☒

GW Pharmaceuticals plc

(“GW” or “the Company” or “the Group”)

2014 Second Quarter Financial Results

GW Overview

GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. In 15 years of operations, GW has established a world leading position in the development of plant-derived cannabinoid therapeutics through its proven drug discovery and development platform, a robust intellectual property portfolio and its regulatory and manufacturing expertise.

GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis (MS) in 25 countries outside the United States (U.S.). GW is also evaluating Sativex in a Phase 3 program for the treatment of cancer pain intended to support the submission of a New Drug Application (NDA) for Sativex in cancer pain with the U.S. Food and Drug Administration (FDA) and in other markets around the world. Additionally, GW believes that MS spasticity represents an attractive indication for Sativex in the U.S. and is now advancing plans to conduct a U.S. Phase 3 clinical trial in this indication.

Beyond Sativex, GW is advancing an orphan drug program in the field of childhood epilepsy with a particular focus on Epidiolex®, a liquid formulation of highly purified extract of Cannabidiol (CBD) which recently received Orphan Drug Designations from the FDA in both the treatment of Dravet syndrome and Lennox-Gastaut syndrome (LGS), each of which represent severe, drug-resistant orphan epilepsy syndromes. GW expects to commence a Phase 2/3 study of patients with Dravet syndrome in the second half of 2014.

In addition, GW’s cannabinoid platform offers a deep pipeline of additional product candidates including distinct clinical-stage candidates targeting type-2 diabetes, ulcerative colitis, glioma (orphan indication) and schizophrenia.

U.S. Follow-on Offering

In January 2014, GW successfully completed a U.S. follow-on offering on the NASDAQ Global Market issuing a total of 2,807,275 American Depositary Shares (“ADSs”) at a price of $36.00 per ADS. Total net proceeds after expenses were approximately $94.1 million (£56.8 million). The funds raised in this offering are primarily intended to allow GW to advance the clinical development of the Company’s epilepsy product candidates and enable GW to retain full commercial rights to products that evolve from such programs.

Epilepsy Drug Development Programs

GW is developing Epidiolex, a liquid formulation of a highly purified CBD extract, as a treatment for severe, drug-resistant childhood epilepsy. GW has conducted extensive pre-clinical research of CBD in epilepsy and has reported significant anti-epileptiform and anticonvulsant activity using a variety of in vitro and in vivo models. This research has shown the ability of CBD to treat seizures in acute animal models of epilepsy with significantly fewer side effects than existing anti-epileptic drugs. GW is also developing GWP42006, which features the non-psychoactive cannabinoid cannabidivarin (CBDV). CBDV has similarly shown highly promising results in pre-clinical models of epilepsy.

GW’s initial focus is on conducting formal development programs for Epidiolex in the treatment of both Dravet syndrome and LGS. The Company has received Orphan Drug Designations from the FDA for Epidiolex for the treatment of both syndromes.

In February 2014, GW held a pre-IND meeting with the FDA at which the Company proposed a development plan for Epidiolex in the treatment of Dravet syndrome. GW achieved its primary objectives at this meeting, including confirmation that the quality of the product is appropriate for use in clinical development, acceptability of the two-part design of the first placebo-controlled trial, and that safety data from the expanded access INDs would provide useful supportive safety information. Following this meeting, GW submitted an IND in late March to commence a Phase 2/3 trial. The IND is now open and GW expects to commence this trial in the second half of 2014. The trial is a two-part randomized double-blind, placebo-controlled parallel group dose escalation, safety, tolerability, pharmacokinetic and efficacy trial of single and multiple doses of Epidiolex to treat Dravet syndrome in children who are being treated with other anti-epileptic drugs. Part one comprises the pharmacokinetic and dose-finding elements of the trial in a total of 30 patients over a 3 week treatment period. Part two is a placebo-controlled safety and efficacy evaluation of Epidiolex over a 3 month treatment period in a total of 80 patients. GW anticipates commencing an additional Phase 3 trial in Dravet syndrome in Q1 2015 in parallel with part two of the first Phase 2/3 trial.

Following receipt of orphan designation for Epidiolex in the treatment of LGS earlier in 2014, GW expects to hold a pre-IND meeting with the FDA for Epidiolex in the treatment of LGS in mid-2014, and aims to conduct two Phase 3 trials in LGS during 2015.

In parallel with GW’s commercial clinical trials program, the FDA has been receiving and approving INDs from independent investigators in the U.S. to allow treatment to commence with Epidiolex in children with a range of epilepsy syndromes. Since January, at which time the FDA had approved treatment under Expanded Access INDs for approximately 125 children at five U.S. hospital sites, the FDA has approved treatment for a further approximately 175 children at a further seven sites. In total, the FDA has now approved INDs to treat approximately 300 children with Epidiolex. As part of this expansion, the New York University Langone Medical Center IND has expanded its program from 25 to 60 patients. The patients in these INDs suffer not only from Dravet syndrome and LGS, but also from other pediatric epilepsy syndromes.

The timing of commencement of treatment at FDA-approved sites is dependent on receipt of necessary controlled drug licences from the Drug Enforcement Administration (DEA), a process which can take several months. To date, three hospital sites have cleared all necessary DEA licensing, and have started enrolling patients. Two of these sites started enrolling patients earlier this year and the third site started enrolling patients in the last two weeks. To date, a total of approximately 60 patients have commenced treatment with Epidiolex, of which approximately 35 commenced earlier in the year and approximately 25 commenced very recently. Epidiolex has been well tolerated and, so far as we are aware, only one child has withdrawn from treatment.

GW expects 2-3 additional sites to commence treatment in mid-2014 and the remaining sites to commence during the second half of the year.

Under these Expanded Access INDs, physicians are collecting regular treatment data on seizure frequency, Epidiolex dosing, concomitant anti-epileptic medication, adverse events and other clinical measures. GW expects patient data from an initial cohort of IND patients to be made available through an initial disclosure of this data in mid-2014. The duration of treatment for this initial cohort is expected to be 3 months. Following this initial disclosure, GW expects additional data on these patients as well as data on the remaining IND patients to follow during the second half of 2014 and beyond, and will periodically provide status updates through public disclosure.

In total, there are 18 INDs open with the FDA. This includes 4 individual emergency treatment INDs. In such cases, GW has responded to, and the FDA has approved, emergency treatment requests from physicians in respect of 4 children hospitalized as a result of severe and potentially life-threatening seizures. So far as we are aware, all 4 children remain on Epidiolex treatment.

In addition to Company and physician-led activities, two U.S. state governments (Minnesota and Georgia) have publicly expressed interest in collaborating with GW on separate state-based clinical trials in epilepsy. These discussions are still at an early stage.

The rapid progress of GW’s Epidiolex development and regulatory activities highlighted above derive from GW’s 15 years’ experience in manufacturing and conducting research into CBD. GW has extensive proprietary pre-clinical pharmacology and toxicology data, as well as a substantial clinical safety database, all of which have been essential data requirements in order to advance both the FDA-authorized expanded access INDs as well as the first commercial IND.

Separately, GW is developing GWP42006 (CBDV) to treat epilepsy and completed a Phase 1 clinical trial earlier this year. In this trial of 66 healthy subjects, CBDV demonstrated no safety or toxicity signals. CBDV was well tolerated even at the highest tested dose and no significant side effects were observed. There were no serious or severe adverse events, nor any withdrawals due to adverse events. GW expects to hold a pre-IND meeting with the FDA in the second half of 2014 and thereafter to open an IND in order to commence a Phase 2 study of CBDV in patients with epilepsy around the end of 2014. In March 2014, the Intellectual Property Office in the United Kingdom granted a patent for the use of CBDV in the treatment of epilepsy (patent number GB2479153B) which covers the use of CBDV alone or in combination with standard anti-epileptic drugs or in combination with other cannabinoids, and provides an exclusivity period until 30 March 2030. This same patent is currently in prosecution with the United States Patent and Trademark Office.

Combined, these two epilepsy programs represent important product candidates within GW’s epilepsy franchise that have the potential to yield a variety of individual orphan indications providing GW with significant new market opportunities. This development program is funded completely by GW and GW retains all rights to commercialize any and all products that evolve from this program. GW has eight patents or patent applications in relation to CBD and CBDV, and activity is ongoing to further enhance the Company’s proprietary position in this field.

In support of these programs, GW has recently appointed Dr. Kenneth Sommerville to the newly created position of Vice President Clinical Science. Dr. Sommerville, located in the U.S., is a board-certified neurologist and joins GW with a significant record of achievement including over twenty years of experience in the pharmaceutical industry. Most recently, Dr. Sommerville served as Vice President of Clinical Sciences at Pfizer, Inc. and prior to this, he had senior roles at UCB/Schwarz Pharma where he led clinical and regulatory programs in epilepsy and other neurological product development initiatives.

Sativex in Cancer Pain

Sativex is an oromucosal spray consisting of a formulated extract of the cannabis sativa plant that contains the principal cannabinoids delta-9-tetrahydrocannabinol, or THC, and CBD. GW is currently evaluating Sativex in a Phase 3 program to treat persistent pain in people with advanced cancer who experience inadequate pain relief from optimized chronic opioid therapy, the current standard of care.

Pain is uncontrolled with opioid treatments in approximately 20% of patients with advanced cancer, or 420,000 people in the U.S. There are currently no approved non-opioid treatments for patients who do not respond to, or experience negative side effects with, opioid medications. GW believes that Sativex has the potential to address a significant unmet need in this large market by treating patients with a product that employs a differentiated non-opioid mechanism of action, and offers the prospect of pain relief without increasing opioid-related adverse side effects.

This program represents the lead target indication for Sativex in the U.S. and is being conducted under an IND consisting of three Phase 3 clinical trials, the first two of which are expected to enrol 760 patients in total and are intended to support the submission of an NDA with the FDA and in other markets around the world. Consistent with previous guidance, GW anticipates that initial results from at least one of the Phase 3 trials will be available before the end of 2014 with top-line results from the second Phase 3 trial following shortly thereafter.

In April 2014, Sativex received Fast Track designation by the FDA. The FDA’s Fast Track program is designed to facilitate the development of drugs that have demonstrated potential to treat diseases that are serious, life threatening, and for which there is an unmet medical need. Fast Track provides a number of benefits, including the ability to meet and communicate more frequently with the FDA to discuss drug development plans, as well as eligibility for accelerated approval.

The costs of the Phase 3 cancer pain program are fully funded by Otsuka Pharmaceutical Co. Ltd (Otsuka), who hold exclusive rights to commercialize Sativex in the U.S.

Sativex in Multiple Sclerosis (MS)

MS affects 1.3 million people worldwide, of which up to 80% suffer from spasticity, a symptom of MS characterized by muscle stiffness and uncontrollable spasms. There is no cure for such spasticity and it is widely recognized that pre-Sativex available oral treatments afford only partial relief and have unpleasant side effects.

Sativex is currently approved as a treatment for MS spasticity in 25 countries and is currently available on prescription in 12 countries. In January 2014, GW entered into an exclusive agreement with Ipsen to promote and distribute Sativex in Latin America (excluding Mexico and the Islands of the Caribbean).

GW believes that MS spasticity represents an attractive indication for Sativex in the U.S. and has opened a Phase 3 IND with the FDA to conduct a pivotal Phase 3 trial to evaluate Sativex for the treatment of MS spasticity. GW has submitted a request to the FDA for Special Protocol Assessment (“SPA”) for the proposed U.S. Phase 3 trial and this process is ongoing. Once this process is complete, the trial is expected to commence towards the end of 2014 or in early 2015.

Other Cannabinoid Platform Pipeline Programs

Ulcerative Colitis

Ulcerative colitis, or UC, is a chronic, relapsing inflammatory disease affecting the colon which can cause pain, urgent diarrhea, severe tiredness and loss of weight. In addition, patients with chronic intestinal inflammation have an increased risk of developing bowel cancers. According to the Crohn’s & Colitis Foundation of America, UC may affect as many as 700,000 Americans. The four major classes of medication used today to treat ulcerative colitis are aminosalicylates (5-ASA), steroids, immune modifiers and antibiotics.

GW is conducting a 10-week randomized, double-blind, placebo controlled Phase 2a study of GWP42003, a cannabis extract which features CBD as the primary cannabinoid, in the treatment of ulcerative colitis in patients refractory to 5-ASA. This study follows pre-clinical research that has shown GWP42003 to have anti-inflammatory properties in a number of accepted animal models of inflammation, notably of the gut and the joints. The primary endpoint of this study is the percentage of participants achieving remission quantified by the MAYO score. This study will also determine whether GWP42003 has a positive benefit for subjects on symptom control, as well as other related secondary measures. Data from this 62 patient study is expected in H2 2014.

Type-2 Diabetes

In March 2014, GW commenced a 12-week randomized, double blind, placebo controlled Phase 2b study of GWP42004 to treat type-2 diabetes. GWP42004 is an orally administered product which features plant-derived tetrahydrocannabivarin (THCV) as its active ingredient. THCV is distinct from THC and does not share its intoxicating psychoactive effects. The primary objective of this study is to compare the change in glycemic control in participants with type-2 diabetes when treated with one of three doses of GWP42004, or placebo as add-on therapy, to metformin with the primary endpoint being change from baseline to the end of treatment in mean glycosylated haemoglobin A1c (HbA1c) level. The safety and tolerability of GWP42004 compared with placebo will also be assessed. This study is expected to enroll approximately 200 patients with an estimated completion date of the second half of 2015.

This study follows positive findings reported in November 2012 from a Phase 2a exploratory study, showing evidence of anti-diabetic effects and supporting advancement of GWP42004 into further clinical development. These findings were consistent with pre-clinical data demonstrating that GWP42004 protects the insulin-producing cells of the pancreatic islets, a highly desirable feature of a new anti-diabetic medicine, increases insulin sensitivity, and reduces fasting plasma glucose levels.

GW believes that if the Phase 2b study confirms the Phase 2a findings, GWP42004 would have the potential to offer a novel orally-administered treatment option in this large potential market.

Schizophrenia

In March 2014, GW commenced a Phase 2a trial using GWP42003 to treat schizophrenia. GWP42003 featured purified CBD as its active ingredient. The primary objective of this study is to compare the change in symptom severity in patients with schizophrenia or related psychotic disorder when treated with GWP42003 or placebo, added to first-line anti-psychotic therapy over a period of six weeks as change from baseline to the end of treatment using the Positive and Negative Symptom Scale (PANSS) total score. Secondary objectives are to evaluate the effect of GWP42003 on quality of life and cognition and to assess the safety and tolerability of GWP42003. This study is expected to enroll approximately 80 patients with an estimated completion date of the second half of 2015.

GWP42003 has shown notable anti-psychotic effects in accepted pre-clinical models of schizophrenia and importantly has also demonstrated the ability to reduce the characteristic movement disorders induced by currently available anti-psychotic agents. The mechanism of GWP42003 does not appear to rely on the D2 receptor augmentation of standard antipsychotics and therefore has the potential to offer a novel treatment option in this therapeutic area.

Orphan Program in Glioma

GW is testing its product candidate GWP42002:GWP42003 in the treatment of recurrent glioblastoma multiforme, or GBM, a particularly aggressive brain tumor which is considered a rare disease by the FDA and the European Medicines Agency. In pre-clinical models, GW has shown cannabinoids to be orally active in the treatment of gliomas and have shown tumor response to be positively associated with tissue levels of cannabinoids. GW commenced an early proof of concept Phase 1b/2a clinical trial in 20 patients with recurrent GBM with initial safety data expected later in 2014.

Upcoming GW conference participation

GW expects to participate in the upcoming Bank of America Merrill Lynch Health Care conference in Las Vegas, 13-14 May 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the condensed consolidated financial information contained herein, which has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. GW presents its condensed consolidated financial information in pounds sterling.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the condensed consolidated balance sheet as at 31 March 2014 and in the condensed consolidated income statement and cash flow statement for the 6 months ended 31 March 2014 have been translated into U.S dollars at the rate on 31 March 2014 of $1.6674 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

Overview

GW generates revenue from Sativex product sales, license fees, collaboration fees, technical access fees, development and approval milestone fees, research and development fees and royalties. The accounting policies that GW applies in recognising these revenues are set out in detail in Note 2 to the consolidated financial statements for the year ended 30 September 2013 included in the Company’s annual report for the year ended 30 September 2013 (available from GW’s website at www.gwpharm.com).

The principal factors affecting GW’s profitability and cash flow are the timing and amount of development and approval milestone receipts from the Company’s commercial partners, the rate of growth of Sativex product revenues, and the amount of GW-funded research and development expenditure.

Expenditure on research and development activities is recognised as an expense in the period in which the expense is incurred. A proportion of GW’s research and development expenditure is funded by the Company’s collaboration partners. GW refers to this as “partner-funded research and development expenditure”. Most of this expenditure currently relates to the Sativex cancer pain development for the U.S market which is wholly funded by Otsuka.

GW also incurs research and development expenditures that are funded from GW’s own cash resources. This typically relates to core research and development spend on the Company’s staff and research facilities plus spend on the Epidiolex development program and certain pipeline product Phase 2 trials, currently in the areas of ulcerative colitis, glioma, schizophrenia, and type 2 diabetes. GW refers to this as “GW-funded research and development expenditure.”

Management and administrative expenses consist primarily of salaries, employer payroll taxes and benefits related to GW’s executive, finance, business development and support functions. Other management and administrative expenses include costs associated with managing commercial activities and the costs of compliance with the day-to-day requirements of being a listed public company on NASDAQ in the U.S. and on the AIM Market in the United Kingdom, including insurance, general administration overhead, investor relations, legal and professional fees, audit fees and fees for taxation services.

As a U.K. resident trading entity, GW is subject to U.K. corporate taxation. GW’s tax recognized represents the sum of the tax currently payable or recoverable, and deferred tax. Deferred tax assets are recognized only to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. As a company that carries out extensive research and development activities, GW benefits from the U.K. research and development tax credit regime, whereby the Company’s principal research subsidiary company, GW Research Ltd., is able to surrender the trading losses that arise from its research and development activities for a cash rebate.

This has resulted in a tax credit to the condensed consolidated income statements for each of the periods reported herein.

Results of Operations:

Comparison of the six months ended 31 March 2014 and 31 March 2013:

Revenue

Total revenue for the six months to 31 March 2014 was £15.0 million, compared to £12.9 million for the six months ended 31 March 2013. This net increase reflects:

•                  £1.5 million increase in Sativex product sales revenues to £2.1 million for the six months ended 31 March 2014 compared to £0.6 million for the six months ended 31 March 2013.

•                  £0.5 million increase in research and development fees to £12.2 million for the six months ended 31 March 2014 from £11.7 million for the six months ended 31 March 2013.

The increase in Sativex product sales for the six months ended 31 March 2014 compared to the six months ended 31 March 2014 was primarily related to a 51% increase in volume of Sativex inventory shipped to GW’s commercial partners. This increase was driven by increased shipments to Germany compared to the prior period, and strong sales in Italy following the territory’s launch in the second half of the year ended 30 September 2013.

Sativex product sales revenue in the six months ended 31 March 2013 was negatively impacted by the German National Association of Statutory Health Insurance Funds decision to impose a price reduction on Sativex sales in Germany effective for sales from 1 July 2012. Consequently, an additional £0.7 million rebate provision was recognised in the six months ended 31 March 2013, of which £0.6 million related to sales recognised in the year ended 30 September 2012.

Sativex in-market sales volumes sold by GW’s commercial partners for the six months ended 31 March 2014 were 40% higher than the six months ended 31 March 2013.

Research and development fees charged to Otsuka for the six months to 31 March 2014 were £12.2 million, compared to £11.7 million for the six months ended 31 March 2013. The increased research and development fees reflect increased research and development expenditure which has been passed onto Otsuka, further details of which are given in the expenditure section below.

License, collaboration and technical access fees for the six months ended 31 March 2014 were £0.7 million, compared to £0.6 million recognised in the six months ended 31 March 2013.

Cost of sales

Cost of sales for the six months ended 31 March 2014 of £1.0 million represent an increase of £0.3 million compared to the £0.7 million recorded in the six months ended 31 March 2013. This increase reflects the 51% growth in the volume of Sativex inventory shipped to commercial partners in the six months ended 31 March 2014.

Research and development expenditure

Research and development expenditure for the six months ended 31 March 2014 of £21.0 million increased by £5.9 million compared to the £15.1 million incurred in the six months ended 31 March 2013. Partner-funded research and development expenditure, totalling £12.2 million for the six months ended 31 March 2014, increased by £0.5 million from the £11.7 million incurred in the six months ended 31 March 2013. This was driven by an increase in Sativex cancer pain Phase 3 trials expenditure of £2.0 million to reflect the recruitment and activities of those studies, £0.7 million following the commencement of activities towards the future start of a Sativex MS Phase 3 trial in the

U.S., with a decrease of £2.2 million on earlier stage partner-funded pipeline research following the conclusion of our pre-clinical research collaboration agreement with Otsuka in June 2013.

GW-funded research and development expenditure for the six months ended 31 March 2014 was £8.8 million, an increase of £5.4 million from £3.4 million for the six months ended 31 March 2013. This reflects the planned use of proceeds arising from the Nasdaq IPO in May 2013 and the January 2014 follow-on offering in the development of Epidiolex, CBDV, and other pipeline candidates. The increase was principally linked to:

•                  £1.8 million increase in staff and employee-related expenses relating to increased headcount and operations for GW-funded activities.

•                  £1.0 million movement on provision for payroll taxes on unrealized staff share option gains and share-based payment charges.

•                  £1.5 million increase in epilepsy and other GW-funded clinical program costs — reflecting the recent successful completion of the CBDV Phase 1 study plus the costs of providing regulatory support and Epidiolex under FDA-approved expanded access INDs.

•                  £0.4 million increase in growing costs driven by growing of an increased volume of raw materials for the Epidiolex program.

•                  £0.4 million increase in preclinical activities.

•                  £0.3 million increase in patent and intellectual property costs.

Management and administrative expenses

Management and administrative expenses for the six months ended 31 March 2014 of £3.6 million increased by £1.7 million compared to the £1.9 million incurred in the six months ended 31 March 2013. This increase includes:

•                  £1.3 million in respect of employee-related expenses (including staff costs and provision for payroll taxes on unrealized staff share option gains).

•                  £0.4 million unrealized loss on foreign exchange resulting from the re-translation of our £47.9 million of dollar denominated cash deposits at the closing exchange rate as at 31 March 2014. GW expects to continue to hold a substantial proportion of its cash deposits in U.S. dollars to match future research and development expenditure in the U.S. and, as a result of changes to the U.S. dollar to GBP sterling exchange rate can expect to incur future foreign exchange gains and losses upon re-translation of these deposits to pounds sterling at closing rates on each balance sheet date.

Interest

Interest income of £0.1 million for the six months ended 31 March 2014 was unchanged compared with the prior period.

Taxation

The tax credit of £2.6 million for the six months ended 31 March 2014 represents a decrease of £2.2 million compared to the £4.8 million credit recorded in the six months ended 31 March 2013.

The £2.6 million credit recorded in the six months ended 31 March 2014 reflects (i) the recognition of an accrued £2.4 million research and development tax credit expected to be claimable at year end by GW Research Ltd in respect of the research and development expenditure incurred in the six months ended 31 March 2014; (ii) the recognition of an additional £0.3 million of research and development tax credits in respect of the year ended 30 September 2013 in its principal research subsidiary, GW Research Ltd, following the submission of the tax returns for that period; and (iii) a £0.1 million reduction in the deferred tax asset held in respect of cumulative trading losses which GW intends to utilize to offset future trading profits by GW Pharma Ltd, the Group’s principal commercial trading subsidiary.

In the six months ended 31 March 2013, GW reached an agreement with the U.K. tax authority, HM Revenue & Customs, or HMRC, regarding the tax computations GW submitted for the year ended 30 September 2012. The total tax credit of £4.8 million was made up of: (i) the recognition of a £1.3 million research and development tax credit for the six months ended 31 March 2013 by GW Research Ltd; (ii) the recognition of an additional £2.0 million of research and development tax credits in respect of the year ended 30 September 2012 by GW Research Ltd. and (iii) the recognition of a net £1.5 million deferred tax asset in respect of cumulative trading losses of GW Pharma Ltd.

Profit/Loss

The Group reported a loss after tax for the six months to 31 March 2014 of £8.0 million compared with a profit after tax for the six months to 31 March 2013 of £0.1 million.

Liquidity and Capital Resources

Cash Flow

Net cash used by operations for the six months ended 31 March 2014 of £5.2 million was £2.8 million higher than the £2.4 million used by operations in the six months ended 31 March 2013, principally reflecting the increase in investment in Epidiolex and other pipeline research and development.

No research and development tax credits were received in the six months ended 31 March 2014 compared to the £2.8 million received during the six months ended 31 March 2013. Further details of research and development tax credit claims are given in the taxation section above.

Capital expenditure for the six months ended 31 March 2014 of £2.0 million, consisting primarily of upgrades to Sativex and Epidiolex manufacturing facilities, was £1.1 million higher than the £0.9 million for the six months ended 31 March 2013.

Net cash flow from financing activities increased by £63.0 million to a £63.7 million inflow in the six months ended 31 March 2014 compared to a £0.7 million outflow for the six months ended 31 March 2013. This increase reflects the net proceeds of £56.8 million received from the follow-on offering in January 2014, £5.3 million of proceeds from the exercise warrants held by Great Point Partners and proceeds on exercise of share options of £1.6 million.

The above cash flows resulted in net cash inflow for the six months ended 31 March 2014 of £57.5 million compared to a net cash outflow of £1.4 million for the six months ended 31 March 2013.

As at 31 March 2014, GW had a closing cash position of £95.6 million compared to £38.1 million as at 30 September 2013.

Property, plant and equipment

Property, plant and equipment at 31 March 2014 increased by £1.3 million to £6.8 million from £5.5 million at 30 September 2013. This increase reflects the upgrade and expansion of new manufacturing facilities for Sativex and Epidiolex.

Inventories

Inventories at 31 March 2014 increased by £0.1 million to £4.8 million from £4.7 million at 30 September 2013. Inventories consist of finished goods, consumable items and work in progress and are stated net of a £0.6 million realisable value provision (30 September 2013: £1.6 million). During the six months ended 31 March 2014, the provision for inventories reduced by (i) £0.3 million as a result of having utilised some of the Group’s surplus inventory to manufacture Sativex in the period and (ii) £0.7 million due to the write off of raw materials and the transfer of work-in-progress materials to R&D programs. All of this material was fully provided for at 30 September 2013.

Trade receivables and other receivables

Trade receivables and other receivables at 31 March 2014 increased by £1.3 million to £3.0 million from £1.7 million at 30 September 2013. This increase primarily reflects invoices to the Group’s landlord to fund the expansion and upgrades of manufacturing facilities as well as invoices for Sativex shipments in March 2014.

Trade and other payables

Non-current trade and other payables at 31 March 2014 increased by £5.5 million from £nil at 30 September 2013. This increase reflects recognition of the liability to repay the advance funding received from the Group’s landlord to fund the expansion and upgrades to manufacturing facilities. This is expected to be repaid in the form of lease rentals commencing upon the completion of construction, expected in 2015, over a 15 year term.

Headcount

Average headcount for the six months ended 31 March 2014 was 207 (31 March 2013: 188).

Guidance

GW now expects strong double digit Sativex sales revenue growth in 2014, driven by growth of in-market sales volumes by commercial partners. The MS Phase 3 trial milestone of $5 million from Otsuka, which we had previously guided as receivable towards the end of our 2014 financial year, is now expected early in our 2015 financial year.

Having successfully raised funds to enable us to prosecute our Epidiolex and other pipeline programs we expect that GW-funded R&D will continue to increase in the second half of this year. We expect a core operating cash outflow for 2014, including capital expenditure, of approximately £24 million ($40 million). This would result in a year end closing cash position of £75-80 million ($125-133 million).

Shelf Registration

In May 2014, GW became eligible to file a shelf registration on Form F-3 (the “Registration Statement”) with the SEC. As a result, GW is filing today the Registration Statement which will then become effective automatically.

At the present time, the Company has no specific plans to issue ADSs under the Registration Statement. The price and terms of any ADSs offered under the Registration Statement, and the intended use of the net proceeds resulting therefrom, will be established at the times of the offerings and will be described in a prospectus supplement filed with the SEC at the times of the offerings. Any issues of relevant shares will be subject to the directors having been duly authorized to allot and issue the shares and, where applicable, any relevant pre-emptive rights having been disapplied, and to compliance with applicable English laws and regulations.

RISKS AND UNCERTAINTIES

A detailed analysis of the risks that the Group faces is set out within the prospectus for the Nasdaq offering filed by the Group with the SEC, on 20 December 2013. The following summary of key risks for the Group are as highlighted below:

•                  We are substantially dependent on the commercial success of our only approved product, Sativex, which is currently being commercialized for MS spasticity outside the United States.

•                  In addition to Sativex for MS spasticity, we are also dependent on the success of our product candidates, including Epidiolex for childhood epilepsy and Sativex for cancer pain, which may never receive regulatory approval or be successfully commercialized.

•                  If we experience disruptions in or problems with any phase of our manufacturing process and/or fail to comply with manufacturing regulations or maintain licenses relating to the cultivation, possession and supply of controlled substances, our business, results of operations and financial conditions could be materially and adversely affected.

•                  Sativex, Epidiolex and our other product candidates contain controlled substances, the use of which may generate public controversy around our business which could negatively impact the commercial success of any of our approved products or the future development of our product candidates.

•                  We may not be able to maintain and protect our proprietary technology and assets and third parties may assert that we infringe their patents and proprietary rights, which could impair our proprietary cannabinoid product platform and commercial opportunities.

•                  There is no assurance that we will successfully obtain orphan drug exclusivity for any of our product candidates. Even if we do obtain orphan drug exclusivity for any product candidate, orphan drug exclusive marketing rights may be lost if the FDA later determines that the request for designation was materially defective, or if the manufacturer is unable to assure sufficient quantity of the drug.

•                  We depend substantially on the commercial expertise of our collaboration partners, and rely on Otsuka’s funding of the clinical program for Sativex in cancer pain and MS.

•                  We have significant and increasing liquidity needs and may require additional funding.

•                  Clinical trials for our product candidates are expensive, time consuming, uncertain and susceptible to change, delay or termination.

•                  Even if Sativex and our other product candidates receive FDA approval, we will be subject to stringent U.S. controlled substances laws and regulations, and any failure by us to comply with such laws and regulations could harm our reputation and operating results.

•                  New investors may experience future dilution as a result of future issues of equity.

•                  As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and Nasdaq corporate governance rules and are permitted to file less information with the Securities and Exchange Commission than U.S. companies. This may limit the information available to holders of the ADSs.

GW continues to face a number of potential risks and uncertainties which could have a material impact on the Group’s performance over the remaining six months of the financial year and could cause actual results to differ materially from expected and historical results.

The directors are satisfied that the Group has sufficient resources to continue in operation for the foreseeable future, a period of not less than 12 months from the date of this report. Accordingly, they continue to adopt the going concern basis in preparing the financial information for the half year ended 31 March 2014.

Other than the risk highlighted below, the directors do not consider that the principal risks and uncertainties have changed since the prospectus for the Nasdaq offering was filed by the Group with the SEC on 20 December 2013:

If we fail to establish and maintain proper controls over financial reporting, our ability to produce reliable financial statements or comply with applicable regulations could be impaired and investors may lose confidence in our operating results, the price of our ADSs could decline and we may be subject to litigation or regulatory enforcement actions.

Section 404(a) of the Sarbanes-Oxley Act, requires that, beginning with our annual report for the year ending September 30, 2014, management assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. As of March 31, 2014, our market capitalization exceeded US $700 million. Consequently, we now qualify as a “large accelerated filer” with the SEC, we no longer qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Start-ups Act of 2012, or the JOBS Act, and therefore, we no longer qualify for the exemption from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. We are required to obtain an audit of our internal control over financial reporting as at September 30, 2014.

The presence of material weaknesses could result in financial statement errors which, in turn, could lead to errors in our financial reports, delays in our financial reporting, could require us to restate our operating results or our auditors may be required to issue a qualified audit report. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404(a) of the Sarbanes-Oxley Act. Because we are in process of formalizing comprehensive documentation of our internal controls and have not yet evaluated our internal controls in accordance with Section 404, we cannot conclude in accordance with Section 404 that we do not have a material weakness in our internal controls or a combination of significant deficiencies that could result in the conclusion that we have a material weakness in our internal controls over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in establishing and maintaining the adequacy of our internal control.

If either we are unable to conclude that we have effective internal controls over financial reporting or our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal controls over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act, investors may lose confidence in our operating results, the price of our ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, we may not be able to remain listed on the Nasdaq.

Related party transactions

The Group did not enter into any related party transactions during the period.

Forward-looking statements

This news release contains forward-looking statements that reflect GWs current expectations regarding future events, including statements regarding financial performance, the timing of clinical trials, the relevance of GW products commercially available and in development, the clinical benefits of Sativex and Epidiolex and the commercial potential of Sativex and Epidiolex. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of the GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex, Epidiolex and other products by consumer and medical professionals. A further list and description of risks, uncertainties and other risks associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

GW Pharmaceuticals plc

Condensed consolidated income statement

Six months ended 31 March 2014

Condensed consolidated income statement for the six months ended 31 March 2014

		Six months ended		Six months ended		Six months ended
		31 March		31 March		31 March
	Notes	2014(a)		2014		2013
		$000’s		£000’s		£000’s
Revenue	2	25,036		15,015		12,915
Cost of sales		(1,665)		(998)		(658)
Research and development expenditure	3	(35,078)		(21,037)		(15,104)
Management and administrative expenses		(6,011)		(3,605)		(1,882)

Operating loss		(17,718)		(10,625)		(4,729)
Interest income		94		56		82
Interest payable		(65)		(39)		—

Loss before tax		(17,689)		(10,608)		(4,647)
Tax	4	4,409		2,596		4,771

(Loss)/profit for the period		(13,280)		(8,012)		124

(Loss)/earnings per share – basic and diluted	5	(6.9	)c	(4.1	)p	0.1	p

(a)    As highlighted in Note 1, a convenience translation into U.S. dollars using a closing rate of $1.6674 to £1.00 as at 31 March 2014 has been provided.

All activities relate to continuing operations. The Group has no recognised gains or losses other than the profits and losses above and therefore no separate consolidated statement of comprehensive income has been presented.

GW Pharmaceuticals plc

Condensed consolidated statement of changes in equity

Six months ended 31 March 2014

	Called-up	Share
	share	premium	Other	Accumulated
	capital	account	reserves	deficit	Total
	£000’s	£000’s	£000’s	£000’s	£000’s
Balance at 1 October 2012	133	65,947	20,184	(65,032)	21,232
Expense of new equity issue	—	(684)	—	—	(684)
Share-based payment transactions	—	—	—	350	350
Profit for the period	—	—	—	124	124

Balance at 31 March 2013	133	65,263	20,184	(64,558)	21,022

Balance at 1 October 2013	178	84,005	20,184	(68,965)	35,402
Issue of share capital (note 11)	34	57,333	—	—	57,367
Expense of new equity issue	—	(577)	—	—	(577)
Exercise of share options	1	1,708	—	—	1,709
Exercise of warrants	3	922	(922)	5,284	5,287
Share-based payment transactions	—	—	—	566	566
Loss for the period	—	—	—	(8,012)	(8,012)

Balance at 31 March 2014	216	143,391	19,262	(71,127)	91,742

GW Pharmaceuticals plc

Condensed consolidated balance sheets

As at 31 March 2014

		As at 31 March	As at 31 March	As at 30 September
	Notes	2014(a)	2014	2013
		$000’s	£000’s	£000’s
Non-current assets
Intangible assets – goodwill		8,687	5,210	5,210
Property, plant and equipment		11,417	6,846	5,476
		20,104	12,056	10,686

Current assets
Inventories	6	7,952	4,769	4,661
Deferred tax asset	4	1,306	783	895
Taxation recoverable		9,351	5,608	2,900
Trade receivables and other assets	7	5,019	3,010	1,733
Cash and cash equivalents		159,389	95,592	38,069
		183,017	109,762	48,258

Total assets		203,121	121,818	58,944

Current liabilities
Trade and other payables	8	(16,635)	(9,977)	(9,440)
Obligations under finance leases	10	(177)	(106)	(100)
Deferred revenue	9	(6,974)	(4,183)	(3,181)
		(23,786)	(14,266)	(12,721)

Non-current liabilities
Obligations under finance leases	10	(3,087)	(1,851)	(1,905)
Trade and other payables	8	(9,171)	(5,500)	—
Deferred revenue	9	(14,105)	(8,459)	(8,916)

Total liabilities		(50,149)	(30,076)	(23,542)

Net assets		152,972	91,742	35,402

Equity
Share capital	11	361	216	178
Share premium account	11	239,091	143,391	84,005
Other reserves		32,117	19,262	20,184
Accumulated deficit		(118,597)	(71,127)	(68,965)

Total equity		152,972	91,742	35,402

(a) As highlighted in Note 1, a convenience translation into U.S. dollars using a closing rate of $1.6674 to £1.00 as at 31 March 2014 has been provided.

GW Pharmaceuticals plc

Condensed consolidated cash flow statements

For the six months ended 31 March 2014

	Six months ended	Six months ended	Six months ended
	31 March	31 March	31 March
	2014(a)	2014	2013
	$000’s	£000’s	£000’s
(Loss)/profit for the period	(13,360)	(8,012)	124
Adjustments for:
Interest income	(94)	(56)	(82)
Interest payable	65	39	—
Tax	(4,329)	(2,596)	(4,771)
Depreciation of property, plant and equipment	1,068	641	445
Net foreign exchange (gains)/losses	(1,680)	(1,008)	370
Decrease in provision for inventories	(568)	(341)	(141)
Share-based payment charge	945	566	350

	(17,953)	(10,767)	(3,705)
Increase/(decrease) in inventories	390	234	(358)
(Increase)/decrease in trade receivables and other assets	(2,156)	(1,293)	441
Increase in trade and other payables and deferred revenue	10,972	6,581	1,180

Cash used in operations	(8,747)	(5,245)	(2,442)
Research and development tax credits received	—	—	2,832

Net cash (outflow)/inflow from operating activities	(8,747)	(5,245)	390

Investing activities
Interest received	119	71	86
Purchases of property, plant and equipment	(3,354)	(2,011)	(866)

Net cash outflow from investing activities	(3,235)	(1,940)	(780)

Financing activities
Proceeds on exercise of share options	2,849	1,708	—
Proceeds of new equity issue	95,652	57,367	—
Expenses of new equity issue	(960)	(577)	(684)
Proceeds of warrant exercise	8,817	5,287	—
Interest paid	(65)	(37)	—
Capital element of finance leases	(79)	(48)	—

Net cash inflow/(outflow) from financing activities	106,214	63,700	(684)
Effect of foreign exchange rate changes on cash and cash equivalents	1,680	1,008	(370)

Net increase/(decrease) in cash and cash equivalents	95,912	57,523	(1,444)
Cash and cash equivalents at beginning of the period	63,477	38,069	29,335

Cash and cash equivalents at end of the period	159,389	95,592	27,891

(a) As highlighted in Note 1, a convenience translation into U.S. dollars using a closing rate of $1.6674 to £1.00 as at 31 March 2014 has been provided.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Six months ended 31 March 2014

1. Significant Accounting policies

Basis of preparation

These unaudited condensed consolidated interim financial statements for the six month periods ended 31 March 2014 and 31 March 2013 of GW Pharmaceuticals plc and subsidiaries (collectively, the “Group”) have been prepared in accordance with International Accounting Standard 34 — “Interim Financial Reporting”, as issued by the International Accounting Standards Board and as endorsed by the European Union and were approved by the Board on 6 May 2014.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and as adopted by the European Union have been condensed or omitted as permitted by IAS 34. The balance sheet as at 30 September 2013 was derived from the audited financial statements.

The significant accounting policies and methods of computation adopted in the preparation of these interim condensed financial statements are consistent with those used in the preparation of the Group’s annual audited financial statements for the year ended 30 September 2013 in accordance with IFRSs. These interim financial statements include all adjustments, which are necessary to fairly state the results of the interim period and the Group believes that the disclosures are adequate to make the information presented not misleading. Interim results are not necessarily indicative of results to be expected for the full year.

The Group has not early adopted any standard, interpretation or amendment that was issued but is not yet effective.

The information for the period ended 30 September 2013 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the condensed consolidated balance sheet as at 31 March 2014 and in the condensed consolidated income statement, and condensed consolidated cash flow statement for the 6 months ended 31 March 2014 have been translated into U.S dollars at the rate on 31 March 2014 of $1.6674 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

The Directors do not consider the business to be seasonal or cyclical.

Going concern

At 31 March 2014 the Group had cash and cash equivalents of £95.6 million. The Group is also generating revenues from Sativex sales, milestone payments and research and development fees receivable from pharmaceutical licensing partners. The Directors have reviewed the working capital and research and development funding requirements of the Group for the next twelve months and consider that the cash and cash equivalents, recurring revenues together with the strong development partner relationships that are in place mean that the Group is well placed to manage its business risks successfully.

The Directors are satisfied that the Group has sufficient resources to continue in operation for the foreseeable future, a period of not less than 12 months from the date of this report. Accordingly, they continue to adopt the going concern basis in preparing the financial information for the six months ended 31 March 2014.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Six months ended 31 March 2014

2. Operating and Geographical segments

Operating Segments

Information reported to the Group’s Board of Directors, the chief operating decision maker for the Group, for the purposes of resource allocation and assessment of segment performance is focused on the stage of product development. The Group’s reportable segments are as follows:

•         Sativex Commercial: The Sativex Commercial segment promotes Sativex through strategic collaborations with major pharmaceutical companies for the currently approved indication of spasticity due to MS. The Group has licensing agreements for the commercialisation of Sativex with Almirall S.A. in Europe (excluding the United Kingdom) and Mexico, Otsuka Pharmaceutical Co. Ltd. in the U.S., Novartis Pharma AG in Australia, New Zealand, Asia (excluding Japan, China and Hong Kong), the Middle East and Africa, Bayer HealthCare AG in the United Kingdom and Canada, Neopharm Group in Israel and Ipsen in Latin America (excluding Mexico and the Islands of the Caribbean). Sativex Commercial segment revenues include product sales, license, collaboration and technical access fees and development and approval milestones fees.

•         Sativex Research and Development: The Sativex Research and Development segment seeks to maximise the potential of Sativex through the development of new indications. The current focus for this segment is the Phase III clinical development program of Sativex for use in treatment of cancer pain. The Group also believe that MS spasticity represents an attractive indication for the U.S. and we intend to pursue an additional clinical development programme for this significant market opportunity. In addition, Sativex has shown promising efficacy in Phase II trials in other indications such as neuropathic pain, but these areas are not currently the subject of full development programmes. Sativex Research and Development segment revenues consist of research and development fees charged to Sativex licensees.

•         Pipeline Research and Development: The Pipeline Research and Development segment seeks to develop cannabinoid medications other than Sativex across a range of therapeutic areas using the Group’s proprietary cannabinoid technology platform. The Group’s product pipeline includes an orphan childhood epilepsy programme as well as other product candidates in Phase I and II clinical development for glioma, ulcerative colitis, type-2 diabetes and schizophrenia. Pipeline Research and Development segment revenues consist of research and development fees charged to Otsuka under the terms of our pipeline research collaboration agreement.

The accounting policies of the reportable segments are consistent with the Group’s accounting policies. Segment result represents the result of each segment without allocation of share-based payment expenses, and before management and administrative expenses, interest expense, interest income and tax.

No measures of segment assets and segment liabilities are reported to the Company’s Board of Directors in order to assess performance and allocate resources. Intersegment activity has been eliminated. There are no intersegment sales and all revenue is generated from external customers.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Six months ended 31 March 2014

Segmental revenues and results

For the Six Months Ended 31 March 2014

	Sativex Commercial	Sativex R&D	Pipeline R&D	Total reportable segments	Unallocated costs(1)	Consolidated
	£’000	£’000	£’000	£’000	£’000	£’000
Revenue:
Product sales	2,135	—	—	2,135	—	2,135
Research and development fees	—	11,884	324	12,208	—	12,208
License, collaboration and technical access fees	672	—	—	672	—	672
Total revenue	2,807	11,884	324	15,015	—	15,015
Cost of sales	(998)	—	—	(998)	—	(998)
Research and development credit/(expenditure)	617	(13,703)	(7,609)	(20,695)	(342)	(21,037)
Segmental result	2,426	(1,819)	(7,285)	(6,678)	(342)	(7,020)
Management and administrative expenses						(3,605)
Operating loss						(10,625)
Interest income						56
Interest payable						(39)
Loss before tax						(10,608)
Tax						2,596
Loss for the period						(8,012)

The following is an analysis of depreciation and the movement in the provision for inventories by segment for the six months ended 31 March 2014:

	Sativex Commercial	Sativex R&D	Pipeline R&D	Consolidated
	£’000	£’000	£’000	£’000
Depreciation	—	(206)	(435)	(641)
Decrease/(increase) in provision for inventories	398	(145)	719	972

(1) Unallocated costs represent share-based payment transactions which is included in research and development expenditure, but which is not allocated to segments. The remaining share-based payment expenditure is included within management and administrative expenses, which is similarly excluded from segmental result.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Six months ended 31 March 2014

Segmental revenues and results

For the Six Months Ended 31 March 2013

	Sativex Commercial	Sativex R&D	Pipeline R&D	Total reportable segments	Unallocated costs(1)	Consolidated
	£’000	£’000	£’000	£’000	£’000	£’000
Revenue:
Product sales	585	—	—	585	—	585
Research and development fees	—	9,185	2,498	11,683	—	11,683
License, collaboration and technical access fees	647	—	—	647	—	647
Total revenue	1,232	9,185	2,498	12,915	—	12,915
Cost of sales	(658)	—	—	(658)	—	(658)
Research and development credit/(expenditure)	296	(11,374)	(3,891)	(14,969)	(135)	(15,104)
Segmental result	870	(2,189)	(1,393)	(2,712)	(135)	(2,847)
Management and administrative expenses						(1,882)
Operating loss						(4,729)
Interest income						82
Loss before tax						(4,647)
Tax						4,771
Profit for the period						124

Sativex sales in the six months ended 31 March 2013 were adversely impacted by the recognition of a £0.7 million provision for a rebate to our commercial partner, Almirall, as a consequence of decision in March 2013 by the German National Association of Statutory Health Insurance Funds to impose a price reduction on Sativex sales in Germany, effective for sales from 1 July 2012.

The following is an analysis of depreciation and the movement in the provision for inventories by segment for the six months ended 31 March 2013:

	Sativex Commercial	Sativex R&D	Pipeline R&D	Total reportable segments
	£’000	£’000	£’000	£’000
Depreciation	—	(249)	(196)	(445)
Decrease / (increase) in provision for inventories	296	(155)	—	141

(1) Unallocated costs represent share-based payment transactions which is included in research and development expenditure, but which is not allocated to segments. The remaining share-based payment expenditure is included within management and administrative expenses, which is similarly excluded from segmental result.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Six months ended 31 March 2014

Revenues from the Group’s largest customer, the only customer where revenues amount to more than 10% of the Group’s revenues, are included within the above segments as follows:

	Sativex Commercial	Sativex R&D	Pipeline R&D	Total
	£’000	£000’s	£000’s	£000’s
Six months ended 31 March 2014	—	11,883	325	12,208
Six months ended 31 March 2013	—	9,185	2,498	11,683

Geographical analysis of turnover by destination of customer

	Six months ended	Six months ended
	31 March	31 March
	2014	2013
	£000’s	£000’s
UK	461	384
Europe (excluding UK)	1,853	297
United States	12,028	9,294
Canada	353	442
Asia	320	2,498
	15,015	12,915

All turnover and losses before taxation originated in the UK. All assets and liabilities are held in the UK.

3. Research and development expenditure

	Six months ended	Six months ended
	31 March	31 March
	2014	2013
	£000’s	£000’s
GW-funded research and development	8,829	3,421
Development partner-funded research and development	12,208	11,683
Total	21,037	15,104

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Six months ended 31 March 2014

4. Tax credit

	Six months ended	Six months ended
	31 March	31 March
	2014	2013
	£000’s	£000’s
Current period research and development tax credit	(2,428)	(1,278)
Adjustments in respect of prior year tax credit	(281)	(2,012)
Recognition of previously unrecognized deferred tax asset	(591)	(1,812)
Current period utilization of deferred tax assets	704	331
Total credit for the period	(2,596)	(4,771)

The research and development tax credit relates to research and development expenditure claimed under the Finance Act 2000.

In the six months ended 31 March 2014, GW recorded a tax credit of £2.6 million due to: (i) the recognition of an accrued £2.4 million research and development tax credit expected to be claimable at year end by GW Research Ltd in respect of the research and development expenditure incurred in the six months ended 31 March 2014; (ii) the recognition of an additional £0.3 million of research and development tax credits in respect of the year ended 30 September 2013 in its principal research subsidiary, GW Research Ltd, following the submission of the tax returns for that period; (iii) the recognition of an additional £0.6 million deferred tax asset in respect of cumulative trading losses which GW intends to utilize to offset future trading profits by GW Pharma Ltd, the Group’s principal commercial trading subsidiary, during the period and (iv) recording of £0.7 million of deferred tax expense in recognition of some of these losses will be utilized profits earned by GW Pharma Ltd.

At 30 September 2013, the Group had recognized a deferred tax asset of £0.9 million in respect of £4.1 million of carried forward tax losses that the Group expected to be utilized to offset against future trading profits.

In early 2013, GW reached an agreement with the U.K. tax authority, HM Revenue & Customs, or HMRC, regarding the tax computations the Company submitted for the year ended September 30, 2012. Pursuant to this agreement, HMRC agreed that GW’s principal research subsidiary company, GW Research Ltd., was able to surrender trading losses that arise from its research and development activity for a tax credit cash rebate. This agreement with HMRC has subsequently resulted in a tax credit of £4.8 million being recorded for the six months ended 31 March 2013 due to: (i) the recognition of an additional £2.0 million of research and development tax credits in respect of the year ended 30 September 2012 by GW Research Ltd., the Company’s principal research subsidiary (ii) the recognition of a £1.5 million deferred tax asset in respect of cumulative trading losses which GW intends to utilize to offset against future trading profits by GW Pharma Ltd., the Company’s principal commercial trading subsidiary and (iii) the recognition of an accrued research and development tax credit expected to be claimable at year end by GW Research Limited in respect of the research and development expenditure incurred in the six months ended 31 March 2013.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Six months ended 31 March 2014

5. (Loss)/earnings per share

The calculations of (loss)/earnings per share are based on the following results and numbers of shares.

	Six months ended	Six months ended
	31 March	31 March
	2014	2013
	£000’s	£000’s
(Loss)/profit for the period — basic and diluted	(8,012)	124

	Number of shares
	Six months ended		Six months ended
	31 March		31 March
	2014		2013
Weighted average number of ordinary shares	193.5		133.2
Less: ESOP trust ordinary shares(1)	—		(0.2)
Weighted average number of ordinary shares for purposes of basic earnings per share	193.5		133.0
Effect of potentially dilutive shares arising from share options and warrants(2)	—		5.1
Weighted average number of ordinary shares for purposes of diluted earnings per share	193.5		138.1
(Loss)/earnings per share—basic	(4.1	)p	0.1	p
(Loss)/earnings per share—diluted	(4.1	)p	0.1	p

(1)                                 As at 31 March 2014, 34,706 ordinary shares were held in the ESOP trust. The financial effect is less than £0.1 million for each of the six month periods ended 31 March 2014, and consequently these have not been presented above.

(2)                                 The Group incurred a loss in the six months ended 31 March 2014. As a result, the inclusion of potentially dilutive share options and warrants in the diluted loss per share calculation for such periods would have an antidilutive effect on the loss per share computation. Therefore, the impact of 10.5 million share options and dilutive warrants respectively have been excluded from the diluted loss per share calculation for the six months ended 31 March 2014.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Six months ended 31 March 2014

6. Inventories

	31 March	30 September
	2014	2013
	£000’s	£000’s
Raw materials	193	180
Work in progress	3,963	4,101
Finished goods	613	380
	4,769	4,661

Inventories with a carrying value of £3.8 million are considered to be recoverable after more than one year from the condensed consolidated balance sheet date, but within the Group’s normal operating cycle.

The movement in the provision for inventories is as follows:

£000’s
As at 1 October 2012	2,131
Credited to research and development expenditure	(141)
As at 31 March 2013	1,990

As at 1 October 2013	1,601
Write off of inventories	(631)
Credited to research and development expenditure	(341)
As at 31 March 2014	629

7. Trade receivables and other receivables

	31 March	30 September
	2014	2013
	£000’s	£000’s
Amounts falling due within one year
Trade receivables	1,023	621
Other receivables	1,531	349
Prepayments and accrued income	456	763
	3,010	1,733

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Six months ended 31 March 2014

8. Trade and other payables

	31 March	30 September
	2014	2013
	£000’s	£000’s
Amounts falling due within one year
Other creditors and accruals	7,783	5,302
Trade payables	1,748	3,393
Other taxation and social security	446	745
	9,977	9,440

Amounts falling due after one year
Other creditors and accruals	5,500	—
	15,477	9,440

Non-current other creditors and accruals at 31 March 2014 of £5.5 million reflects recognition of the liability to repay the advance funding received from the Group’s landlord to fund the expansion and upgrades to manufacturing facilities, which will be repaid over the lease term under a finance lease arrangement. See Note 10 for further information.

9. Deferred revenue

	31 March	30 September
	2014	2013
	£000’s	£000’s
Amounts falling due within one year
Deferred license, collaboration and technical access fee income	1,495	1,294
Advance research and development fees	2,688	1,887
	4,183	3,181

Amounts falling due after one year
Deferred license, collaboration and technical access fee income	8,459	8,916

Deferred revenues result mainly from up-front license fees received in 2005 of £12.0 million from Almirall S.A. and collaboration and technical access fees from other Sativex licensees.

Advance research and development fees represent amounts received from Otsuka for activities to be carried out on behalf of Otsuka. These amounts will be recognised as revenue in future periods as the services are rendered.

GW Pharmaceuticals plc

Notes to the condensed consolidated financial statements

Six months ended 31 March 2014

10. Amounts payable under finance leases

	Minimum lease payments
	31 March	30 September
	2014	2013
	£000’s	£000’s
Amounts payable under finance leases:
Within one year	182	177
In the second to fifth years inclusive	857	861
After five years	1,470	1,559

	2,509	2,597
Less: future finance charges	(552)	(592)

Present value of lease obligations	1,957	2,005

	Present value of minimum lease payments
	31 March	30 September
	2014	2013
Amounts payable under finance leases:
Amounts due for settlement within 12 months	106	100
Amounts due for settlement after 12 months	1,851	1,905
	1,957	2,005

At as 31 March 2014, the weighted average lease term is fourteen years. All lease obligations are denominated in sterling.

On 19 November 2013, the Group entered into an arrangement for the construction and future lease of new 10,000 sq. ft. manufacturing premises. As part of the agreement for the lease, the landlord agreed to provide up to £7.8 million of manufacturing fit-out funding as a finance lease, to be repaid via rentals over the first 15 years of the 20 year lease term. Construction started in December 2013 and is expected to be completed in 2015. This will be held in trade and other payables until the commencement of the lease.

11. Equity fundraising

On 14 January 2014, the Company successfully completed an equity financing, issuing 33.7 million ordinary shares in the form of ADSs listed on the Nasdaq Global market, raising net proceeds after expenses of $94.1 million (£56.8 million). The proceeds are expected to be used primarily to advance the development of the Group’s epilepsy product candidates, to expand the manufacturing capability for these products and to fund the establishment of a U.S. staff presence to manage the epilepsy program.

12. Subsequent events

On May 5, 2014, GW entered into an amendment to a Sativex distribution and license agreement with Novartis Pharma AG dated as of April 8, 2011. As disclosed in the prospectus filed with the SEC in January 2014, GW and Novartis have agreed that Novartis will not be expected to make a decision about launching Sativex in its territory until final data for the two Phase 3 cancer pain clinical trials are available. A contract amendment has therefore now been signed with Novartis to this effect.

Other Events

On May 7, 2014, GW Pharmaceuticals plc issued a press release announcing that it received an Investigational New Drug (IND) from the FDA for Phase 2/3 Clinical Trial of Epidiolex® in the Treatment of Dravet Syndrome.  The press release is attached as Exhibit 99.1.

On May 7, 2014, GW Pharmaceuticals plc issued a press release in the U.K. containing details of a conference call to report its financial results and certain additional information. The press release is attached as Exhibit 99.2.  On May 7, 2014, GW Pharmaceuticals plc issued a U.S. press release containing details of a conference call to report its financial results. The press release is attached as Exhibit 99.3.

Novartis Agreement Amendment

On May 5, 2014, GW entered into an amendment to a Sativex distribution and license agreement with Novartis Pharma AG dated as of April 8, 2011 (filed as Exhibit 10.22 to the Company’s registration statement on Form F-1 (File No. 333-187356)).  The amendment is attached hereto as Exhibit 99.4.

Exhibits

99.1	Press Release dated May 7, 2014
99.2	U.K. Press Release dated May 7, 2014
99.3	U.S. Press Release dated May 7, 2014
99.4	Novartis Amendment Agreement dated as of May 5, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc
	By:	/s/ Adam George
	Name:	Adam George
	Title:	Chief Financial Officer
Date: May 7, 2014